EXHIBIT 99.1

WILSHIRE REAL ESTATE INVESTMENT TRUST INC.
PRO FORMA FINANCIAL INFORMATION - NARRATIVE FORMAT

          Wilshire Real Estate Investment Trust Inc. ("WREIT" or the "Company") commenced operations on April 6, 1998. Accordingly, the acquisition of certain real estate related assets subsequently disposed of occurred on or after this date. The following pro forma financial information give effect to the operating activity of the Company as if certain assets disposed of were not acquired by the Company.

          The unaudited pro forma financial information reflects the effect of the disposition of the assets along with the required pro forma adjustments. The unaudited pro forma financial information should be read in conjunction with the historical consolidated financial statements of WREIT, together with the related notes thereto, which were filed herewith on Form 10-Q for the period ended September 30, 1998.

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          On November 16, 1998, the Company sold a mezzanine loan secured by a partnership interest in commercial real estate to an unrelated third party for approximately $61.6 million in proceeds. The carrying value included an impairment write-down of approximately $4.0 million, which was recognized during the quarter ended September 30, 1998. The sales price was determined through arms length negotiations between the various purchasers and the Company. The loan was secured by a first lien on the membership interests in the limited liability company which owns the MGM Plaza, a 1,079,076 square foot office complex comprised of six (6) class "A" office buildings located in Santa Monica, California. The loan's interest rate was LIBOR plus 350 basis points and would mature in November 2000. The cash proceeds from the sale were used to repay principal and interest on an repurchase agreement with Credit Suisse First Boston Mortgage Capital LLC for which this loan served as collateral totaling $56.1 million.

          The pro forma effect of this transaction on the September 30, 1998 statement of financial condition would have resulted in a decrease in total assets from $1,018.0 million to $965.5 million and decrease in total liabilities from $917.6 million to $861.5 million. The decrease in total assets of $52.5 million is the result of the sale of the loan's unpaid principal balance of $66.0 million, the reversal of $1.3 million of accrued interest receivable and $0.3 million related to the reversal of historical earnings of the loan, offset in part, by and the reversal of $4.0 million in market valuation adjustment reflected in earnings for the three and six months ended September 30, 1998 and net increase of cash of $11.1 million for cash which was used to purchase the loan. Liabilities decreased as a result of terminating the short-term financing on the assets sold.

          The pro forma effect of this transaction on Stockholders' Equity as of September 30, 1998 would be a increase from $100.4 million to $104.0 million. The $3.6 million decrease is due to the reversal of the market valuation adjustment related to this loan of $4.0 million, offset in part, by the pro forma effect of adjusting retained earnings by $0.3 million for the income earned during the quarter ended September 30, 1998 associated with loans.

          Additionally, the pro forma effect to the historical statement of operations for the six-months ended September 30, 1998:

     Decrease in interest income of $1.0 million and a decrease in interest expense of $0.7 million, which results in a decrease in net interest income of $0.3 million.

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     Net  loss would have decreased from $45.8 million to a net loss of $42.2 million. Basic loss per share of $4.03 would decrease to $3.71.

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